[STAAR Letterhead]

April 22, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Joseph McCann
Facsimile: (202) 772-9367

Via Fax and Electronic Transmission

Re:	Registration Statement on Form S-3, File No. No. 333-148902 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, and on behalf of STAAR Surgical Company (the “Company”), the Company hereby requests acceleration of the effectiveness of the above-referenced Registration Statements on Form S-3 (the “Registration Statements”) to 5:00 p.m. Eastern Daylight Time on Tuesday, April 22, 2008, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges the following:

•
The action of the Commission or its staff (the “Staff”), pursuant to delegated authority, in declaring the Registration Statements effective, does not foreclose the Commission from taking any action with respect to the Registration Statements.

•
The action of the Commission or the Staff, pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements.

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the

Questions or comments with respect to this request may be directed to the undersigned at (626) 303-7902, extension 2252, or by facsimile at (626) 358-3049.

Very truly yours,

/s/ Charles S. Kaufman
Charles S. Kaufman
Vice President and General Counsel

cc: Deborah Andrews